Form 40-F
period 2023-09-30
Electrovaya Inc.
filed 2024-01-16
CIK 1844450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2023	Commission File Number 001-41726

Electrovaya Inc.
(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English (if applicable))

Ontario, Canada	3692	N/A
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer
incorporation or organization)	Code Number)	Identification Number)

6688 Kitimat Road

Mississauga, Ontario L5N 1P8

(905) 855-4627

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

 1-800-221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, no par value	ELVA	The NASDAQ Stock Market LLC
Common Shares, no par value	ELVA	Toronto Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 33,832,784 outstanding as of September 30, 2023.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

☒ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

Electrovaya Inc. is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its annual report (“Annual Report”) pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed in the United States on the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “ELVA” and in Canada on the Toronto Stock Exchange (“TSX” or the “Exchange”) under the trading symbol “ELVA”

In this Annual Report, references to “we,” “our,” “us,” the “Registrant,” the “Company,” or “Electrovaya,” mean Electrovaya Inc. unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain forward-looking statements including statements with respect to the effects of pandemics, geopolitical tensions, supply chains customer demand and order flow, other factors impacting revenue, the competitive position of the Company’s products, global trends in technology supply chains, the Company’s strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, the Company’s products, including high voltage battery systems for electric bus, truck and energy storage applications and low voltage battery systems for electric lift truck and robotic applications and the potential for revenue from new applications, cost implications, continually increasing the Company’s intellectual property portfolio, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its customers and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this Annual Report of the Registrant include, among other things, that that current customers will continue to make and increase orders for the Company’s products; that the Company’s alternate supply chain will be adequate to replace material supply and manufacturing; that the Company’s products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to inflation, currency rates and creditworthiness of customers); the relative effect of the global geopolitical and supply chain challenges on the Company’s business, its customers, and the economy generally; the Company’s technology enabling a new category of solid state battery that meets the requirements for broader market adoption; the Company’s liquidity and capital resources, including the availability of additional capital resources to fund its activities; industry competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under the heading “Risk Factors” on page 18 of the Annual Information Form for the year ended September 30, 2023, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and in other public disclosure documents filed with Canadian and United States securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

Readers are cautioned that the above list of cautionary statements is not exhaustive.

These statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Applicable risks and uncertainties include, but are not limited to, those identified under the heading “Risk Factors” on page 18 of the Annual Information Form for the year ended September 30, 2023, attached as Exhibit 99.1 to this Annual Report and incorporated herein by reference, and under the heading “Qualitative and Quantitative Disclosures about Risks and Uncertainties” on page 23 of the Registrant’s Management’s Discussion & Analysis for the year ended September 30, 2023, attached as Exhibit 99.3 to this Annual Report and incorporated herein by reference, and in other filings that the Registrant has made and may make with applicable securities authorities in the future.

No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits incorporated by reference into this Annual Report should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits incorporated by reference into this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future as stated above. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTICE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND

CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are filed as Exhibit 99.2 to this Annual Report on Form 40-F, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), which are subject to Canadian auditing and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended September 30, 2023 is attached as Exhibit 99.1 to this Annual Report on Form 40-F, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report on Form 40-F and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve-month period ended September 30, 2023 is attached as Exhibit 99.3 to this Annual Report on Form 40-F and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report on Form 40-F.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the sections entitled “Disclosure Controls” and “Internal Control Over Financial Reporting” in the 2023 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F are incorporated by reference herein.

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the sections entitled “Disclosure Controls” and “Internal Control Over Financial Reporting” in the 2023 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report on Form 40-F are incorporated by reference herein.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.  Under Section 3 of the Exchange Act, as a result of enactment of the Jumpstart Our Business Startups Act (the “JOBS Act”), “emerging growth companies” are exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which generally requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting. The Registrant qualifies as an “emerging growth company” and therefore has not included in, or incorporated by reference into, this Annual Report such an attestation report as of the end of the period covered by this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2023, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the SEC), entitled “Code of Conduct” (the “Code”) that applies to all members of the board of directors, officers, employees, consultants, contractors and agents of the Company and its affiliates and subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

The Code may be obtained upon request from Electrovaya Inc.’s head office at 6688 Kitimat Rd, Mississauga, Ontario, L5N 1P8, Canada or by viewing the Registrant’s web site at https://electrovaya.com/financial-summary/.

All amendments to the Code, and all waivers of the Code with respect to any director, executive officer or principal financial and accounting officers, will be posted on the Registrant’s web site within five business days following the date of the amendment or waiver and any amendment will be provided in print to any shareholder upon request.

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with section 3(a)(58)(A) of the Exchange Act and Rule 5605(c) of the NASDAQ Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Dr. Carolyn M. Hansson, Dr. James K. Jacobs (Chair), Steven Berkenfeld, and Kartick Kumar. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules and are independent members of the Audit Committee as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

All four members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

Our Board of Directors has determined that Steven Berkenfeld qualifies as an “audit committee financial expert” (as defined in paragraph (8)(b) of General Instruction B to Form 40-F).

The SEC has indicated that the designation or identification of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and the board of directors who do not carry this designation or identification, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee – Audit Fees” and “Audit Committee – Audit-related Fees” in the Company’s Annual Information Form for the fiscal year ended September 30, 2023, filed as Exhibit 99.1 to this Annual Report on Form 40-F.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee Charter sets out responsibilities regarding the provision of non-audit services by the Registrant’s external auditors and requires the Audit Committee to pre-approve all permitted non-audit services to be provided by the Registrant’s external auditors, in accordance with applicable law.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant currently has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2023, information with respect to the Registrant’s known contractual obligations (in thousands):

	2024	2025	2026	2027	2028 & beyond	Total
Trade and other payables	8,429	-	-	-	-	8,429
Lease liability	929	950	789	745	1,737	5,150
Promissory notes	3,500	-	-	-	-	3,500
Short term loans	1,026	-	-	-	-	1,026
Working capital facility	11,821	-	-	-	-	11,821
Other payable	1,365	490	215	56	38	2,164
	27,070	1,440	1,004	801	1,775	32,090

NASDAQ CORPORATE GOVERNANCE

The Registrant is a foreign private issuer and its common shares are listed on the NASDAQ.

NASDAQ Rule 5615(a)(3) permits a foreign private issuer to follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to distribute annual and interim reports set forth in Rule 5250(d), and the Direct Registration Program requirement set forth in Rules 5210(c) and 5255; provided, however, that such a company shall comply with the Notification of Material Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii).

The Registrant has reviewed the NASDAQ corporate governance requirements and confirms that except as described below, the Registrant is in compliance with the NASDAQ corporate governance standards in all significant respects:

The Registrant does not follow Rule 5605(b)(2), which requires the company to have regularly scheduled meetings at which only independent directors present (“executive sessions”). In lieu of following Rule 5605(b)(2), the Registrant follows Canadian securities laws and the rules of the TSX.

The Registrant has a formal Audit Committee charter but does not follow Rule 5605(c)(1), which requires a company’s Audit Committee charter to include the items enumerated in Rule 5605(c)(1) and have the Audit Committee review and reassess the Charter on an annual basis. In lieu of following Rule 5605(c)(1), the Registrant follows applicable Canadian securities laws and the rules of the TSX with respect to audit committee charters.

The Registrant does not follow Rule 5605(d)(1), which requires companies to adopt a formal written compensation committee charter and have a compensation committee review and reassess the adequacy of the charter on an annual basis. In lieu of following Rule 5605(d)(1), the Registrant follows applicable Canadian securities laws and the rules of the TSX.

The Registrant does not follow Rule 5620(c), under which the Nasdaq minimum quorum requirement for a shareholder meeting is 33-1/3% of the outstanding shares of common stock. A quorum for a meeting of shareholders of the Registrant is two shareholders or proxyholders that hold or represent, as applicable, not less than 25% of the issued and outstanding shares entitled to be voted at the meeting. In lieu of following Rule 5620(c) (shareholder quorum), the Registrant follows applicable Ontario and Canadian corporate and securities laws and the rules of the TSX.

The foregoing is consistent with the laws, customs, and practices in the province of Ontario and Canada.

Further information about the Registrant’s governance practices is included on the Registrant’s website.

MINE SAFETY DISCLOSURE

Not applicable.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix for Electrovaya Inc. As of January 5, 2024 To be completed by Foreign Issuers (with principal executive offices outside of the U.S.) and Foreign Private Issuers
Country of Principal Executive Offices	Canada
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	6
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4
LGBTQ+	0
Did Not Disclose Demographic Background	0

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed with the SEC a written consent to service of process on Form F-X. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

ADDITIONAL INFORMATION

Additional information relating to the Registrant may be found on the SEDAR+ System for Electronic Document Analysis and Retrieval at www.sedarplus.ca and on the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROVAYA INC.

By:	/s/ Raj Das Gupta
Name: Raj Das Gupta
Title: Chief Executive Officer

Date: January 16, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

99.1	The Registrant’s Annual Information Form for the fiscal year ended September 30, 2023

99.2	Audited Consolidated Financial Statements for the fiscal year ended September 30, 2023

99.3	Management’s Discussion and Analysis for the year ended September 30, 2023

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d- 14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP

99.9	Consent of Goodman & Associates LLP

101	XBRL Document

104	Cover Page Interactive Data File

