Form 40-F
period 2024-09-30
Electrovaya Inc.
filed 2024-12-26
CIK 1844450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2024	Commission File Number 001-41726

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 34,137,665 outstanding as of September 30, 2024.

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

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed as Exhibits 99.1, 99.2, and 99.3 to this annual report (“Annual Report”) on Form 40-F of Electrovaya Inc. (the “Registrant” or the “Company”), are hereby incorporated by reference into this Annual Report:

(a) Annual Information Form for the fiscal year ended September 30, 2024;

(b) Audited Consolidated Financial Statements as at September 30, 2024 and 2023, and for the two years in the period ended September 30, 2024 and the related notes and the Management’s Annual Report on Internal Control over Financial Reporting with respect thereto; and

(c) Management’s Discussion and Analysis for the fiscal year ended September 30, 2024.

EXPLANATORY NOTE

Electrovaya Inc. is a “foreign private issuer” as defined in Rule 3b-4 under Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is a Canadian issuer eligible to file its Annual Report pursuant to Section 13 of the Exchange Act on Form 40-F pursuant to the multi-jurisdictional disclosure system (the “MJDS”) adopted by the United States Securities and Exchange Commission (the “SEC”). The Company’s common shares are listed in the United States on the Nasdaq Capital Market (“NASDAQ”) under the trading symbol “ELVA” and in Canada on the Toronto Stock Exchange (“TSX” or the “Exchange”) under the trading symbol “ELVA”.

In this Annual Report, references to “we,” “our,” “us,” the “Registrant,” the “Company,” or “Electrovaya,” mean Electrovaya Inc. unless the context suggests otherwise.

FORWARD LOOKING STATEMENTS

The Exhibits incorporated by reference into this Annual Report of the Registrant contain forward-looking statements including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than $60 million in the financial year 2025 (“FY 2025”), order growth and customer demand in FY 2025, mass production schedules, funding from EXIM and the Company’s ability to finalize the loan facility from Export-Import Bank of the United States (“EXIM”) bank on a timely basis, the anticipated operational start schedule for the Company’s Jamestown facility, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2025. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2025 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $80 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2025, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY of H1 CY 2026, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue in FY 2025 in a total amount of at least $60 million, the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2024 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis, incorporated by reference herein as Exhibit 99.3, under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian and American securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future-oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward-Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance, and may not be appropriate for other purposes.

The FOFI does not purport to present the Company’s financial condition in accordance with IFRS, and it is expected that there may be differences between audited results and preliminary results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

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

NOTICE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements, which are incorporated by reference hereto, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended September 30, 2024 is attached as Exhibit 99.1 to this Annual Report, and is incorporated by reference herein.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements, including the reports of the independent registered public accounting firm with respect thereto, are attached as Exhibit 99.2 to this Annual Report and is incorporated by reference herein.

C. Management’s Discussion and Analysis

The Registrant’s management’s discussion and analysis of financial condition and results of operations for the twelve-month period ended September 30, 2024 is attached as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the sections entitled “Disclosure Controls” and “Internal Control Over Financial Reporting” in the 2024 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the sections entitled “Disclosure Controls” and “Internal Control Over Financial Reporting” in the 2024 Management’s Discussion and Analysis filed as Exhibit 99.3 to this Annual Report is incorporated by reference herein.

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

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2024, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR

None.

CODE OF ETHICS

The Registrant has adopted a written “code of ethics” (as defined by the rules and regulations of the SEC), entitled “Code of Conduct” (the “Code”) that applies to all members of the board of directors, officers, employees, representatives and other associates of the Company and its subsidiaries worldwide. Adherence to this code is a condition of employment with or providing services to the Company.

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

The Audit Committee is comprised of Dr. James K. Jacobs (Chair), Steven Berkenfeld, and Kartick Kumar. Dr. Carolyn M. Hansson stepped down from the audit committee in March 2024. Our Board of Directors has determined that the Audit Committee meets the composition requirements set forth by Section 5605(c)(2) of the NASDAQ Marketplace Rules and are independent members of the Audit Committee as determined under Rule 10A-3 of the Exchange Act and Rule 5605(a)(2) of the NASDAQ Marketplace Rules.

All three members of the Audit Committee are financially literate, meaning they are able to read and understand the Registrant’s financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Registrant’s financial statements.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended September 30, 2024, filed as Exhibit 99.1 to this Annual Report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2024, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$16,283	$16,283	$-	$-	$-
Capital Finance Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$3,072	$760	$1,153	$1,159	$-
Purchase Obligations	$9,460	$9,460	$-	$-	$-
Other Long-Term Liabilities Reflected on Balance Sheet	$3,584	$2,360	$396	$350	$478
Total	$32,399	$28,863	$1,549	$1,509	$478

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

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

The Registrant has adopted a compensation recovery policy (the “Clawback Policy”) as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. A copy of the Clawback Policy attached to hereto as Exhibit 97.

At no time during or after the fiscal year ended September 30, 2024, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of September 30, 2024, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

None.

BOARD DIVERSITY MATRIX

The table below reports self-identified diversity statistics for the Board of Directors of the Registrant as required by NASDAQ Rule 5606.

Board Diversity Matrix	Electrovaya Inc.

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited Under Home Country Law	No

	As of	January 5, 2024	As of	December 26, 2024

Total Number of Directors		6		6

Gender Identity	Female	Male	Non- Binary	Did Not Disclose Gender	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	1	5	0	0	1	5	0	0
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	4				4
LGBTQ+	0				0
Did Not Disclose Demographic Background	0				0

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

ELECTROVAYA INC.

By:	/s/ Raj Das Gupta
Name:	Raj Das Gupta
Title:	Chief Executive Officer

Date: December 26, 2024

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

97	Clawback Policy

99.1	The Registrant’s Annual Information Form for the fiscal year ended September 30, 2024

99.2	Audited Consolidated Financial Statements for the fiscal year ended September 30, 2024 (incorporated by reference to Exhibit 99.2 to Registrant’s Report on Form 6-K/A dated December 17, 2024)

99.3	Management’s Discussion and Analysis for the year ended September 30, 2024 (incorporated by reference to Exhibit 99.1 to Registrant’s Report on Form 6-K/A dated December 17, 2024)

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d- 14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP Toronto, Canada PCAOB ID: 1930

101	XBRL Document

104	Cover Page Interactive Data File

