Form 40-F
period 2025-09-30
Electrovaya Inc.
filed 2025-12-19
CIK 1844450

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended September 30, 2025	Commission File Number 001-41726

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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 42,108,920 outstanding as of September 30, 2025.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

EXPLANATORY NOTE

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

FORWARD LOOKING STATEMENTS

The Exhibits filed with this Annual Report of the Registrant contain forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, revenue guidance of more than 30% revenue growth (exceeding $83 million) over FY 2025 in FY 2026, order growth and customer demand in FY 2026, mass production schedules, , the Company’s ability to start production of cells at the Jamestown, New York facility by end of FY 2026, future business opportunities, use of proceeds, ability to deliver to customer requirements and revenue growth forecasts for the fiscal year ending September 30, 2026. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in the news release include, but are not limited to assumptions that the Company’s customers will deploy its products in accordance with communicated timing and volumes, that the Company’s customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, the sum of anticipated new orders in FY 2026 based on customers’ historical patterns and additional demand communicated to the Company and its partners but not yet provided as a purchase order with the Company’s current firm purchase order backlog totaling approximately $100-125 million, a discount of approximately 25% used in the revenue modeling applied to the overall expected order pipeline to account for potential delays in customer orders, expected decreases in input and material costs combined with stable selling prices in FY 2026, and a stable political climate with respect to exports from Canada to the United States, the start up time for manufacturing in Jamestown NY is estimated towards the end of FY 2026 or first quarter of FY 2027, the ability to leverage IRA45X credits, the ability to receive incentives from the state of New York, the ability to improve margins from domestic manufacturing, and the ability to attract additional customers through domestic manufacturing. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing orders roughly in accordance with historical ordering patterns and communicated intentions resulting in annual revenue growth in FY 2026 of more than 30% over FY 2025 (exceeding $83 million), the predictability of sales and success of the Company’s products in verticals other than material handling, the imposition of a tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company’s liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2025 under “Risk Factors”, in the Company’s base shelf prospectus dated September 17, 2024, and in the Company’s most recent annual and interim Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian and American securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

The revenue for the periods described herein constitute future-oriented financial information and financial outlooks (collectively, “FOFI”), and generally, is, without limitation, based on the assumptions and subject to the risks set out above under “Forward-Looking Statements”. Although management believes such assumptions to be reasonable, a number of such assumptions are beyond the Company’s control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management’s current expectations and plans relating to the Company’s future performance and may not be appropriate for other purposes.

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

No assurance can be given that these expectations will prove to be correct and such forward-looking statements in the Exhibits filed with this Annual Report should not be unduly relied upon. The Registrant’s forward-looking statements contained in the Exhibits filed with this Annual Report are made as of the respective dates set forth in such Exhibits. Such forward-looking statements are based on the beliefs, expectations, and opinions of management on the date the statements are made. In preparing this Annual Report, the Registrant has not updated such forward-looking statements to reflect any change in circumstances or in management’s beliefs, expectations or opinions that may have occurred prior to the date hereof. Nor does the Registrant assume any obligation to update such forward-looking statements in the future as stated above. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

NOTICE TO UNITED STATES READERS - DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant has historically prepared its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) and auditor independence standards. Financial statements prepared in IFRS may differ from financial statements prepared in United States GAAP (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, the Registrant’s financial statements filed with this Annual Report may not be comparable to financial statements of United States companies prepared in accordance with U.S. GAAP.

Unless otherwise indicated, all dollar amounts in this Annual Report are in United States dollars.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report:

A. Annual Information Form

The Registrant’s Annual Information Form for the fiscal year ended September 30, 2025 is filed as Exhibit 99.1 to this Annual Report.

B. Audited Annual Financial Statements

The Registrant’s consolidated audited annual financial statements for the fiscal years ended September 30, 2025 and 2024, including the reports of the independent registered public accounting firm with respect thereto, is filed as Exhibit 99.2 to this Annual Report.

C. Management’s Discussion and Analysis

The Registrant’s Management’s Discussion and Analysis for the year ended September 30, 2025 is filed as Exhibit 99.3 to this Annual Report.

TAX MATTERS

Purchasing, holding or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The information provided in the sections entitled “Disclosure Controls” and “Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the year ended September 30, 2025 filed as Exhibit 99.3 to this Annual Report.

MANAGEMENT’S REPORT ON

INTERNAL CONTROL OVER FINANCIAL REPORTING

The information provided in the sections entitled “Disclosure Controls” and “Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis for the year ended September 30, 2025 filed as Exhibit 99.3 to this Annual Report.

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

This Annual Report does not include an attestation report of the Registrant’s registered public accounting firm. The Registrant qualifies as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and therefore is exempt from the requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 that a public company’s registered public accounting firm provide an attestation report on management’s assessment of internal control over financial reporting. Accordingly, no such attestation report is included in, or filed with, this Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Registrant’s internal control over financial reporting during the fiscal year ended September 30, 2025, that have materially affected, or are reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

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

AUDIT COMMITTEE

Our Board of Directors has established the Audit Committee in accordance with Rule 10A-3 under the Exchange Act and Rule 5605(c) of the Nasdaq Marketplace Rules for the purpose of overseeing our accounting and financial reporting processes and the audits of our annual financial statements.

The Audit Committee is comprised of Dr. James K. Jacobs (Chair), Steven Berkenfeld, and Kartick Kumar. Our Board of Directors has determined that the Audit Committee satisfies the composition requirements of Rule 5605(c)(2) of the Nasdaq Marketplace Rules and that each member of the Audit Committee is independent within the meaning of Rule 10A-3 under the Exchange Act and Rule 5605(a)(2) of the Nasdaq Marketplace Rules.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The required disclosure is included under the heading “Audit Committee” in the Company’s Annual Information Form for the fiscal year ended September 30, 2025, filed as Exhibit 99.1 to this Annual Report.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists, as of September 30, 2025, information with respect to the Registrant’s known contractual obligations (in thousands):

	Payments due by period
		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt Obligations	$22,517	$—	$20,579	$969	$969
Capital Finance Lease Obligations	$—	$—	$—	$—	$—
Operating Lease Obligations	$3,156	$761	$2,206	$189	$—
Purchase Obligations	$9,555	$9,555	$—	$—	$—
Other Long-Term Liabilities Reflected on Balance Sheet	$1,390	$196	$703	$225	$266
Total	$36,618	$10,512	$23,488	$1,383	$1,235

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

The Registrant has adopted a compensation recovery policy (the “Clawback Policy”) as required by Nasdaq listing standards and pursuant to Rule 10D-1 of the Exchange Act. The Clawback Policy is incorporated by reference as Exhibit 97.

At no time during or after the fiscal year ended September 30, 2025, was the Registrant required to prepare an accounting restatement that required recovery of erroneously awarded compensation pursuant to the Clawback Policy. As of September 30, 2025, there was no outstanding balance of erroneously awarded compensation to be recovered from the application of the Clawback Policy to a prior restatement.

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

ELECTROVAYA INC.

By:	/s/ Raj Das Gupta
Name:	Raj Das Gupta
Title:	Chief Executive Officer

Date: December 19, 2025

EXHIBIT INDEX

EXHIBIT	DESCRIPTION OF EXHIBIT

97	Clawback Policy (incorporated by reference to Exhibit 97 to the Registrant’s Annual Report on Form 40-F for the fiscal year ended September 30, 2024 filed with the SEC on December 26, 2024)

99.1	The Registrant’s Annual Information Form for the fiscal year ended September 30, 2025

99.2	Audited Consolidated Financial Statements for the fiscal year ended September 30, 2025

99.3	Management’s Discussion and Analysis for the year ended September 30, 2025

99.4	Certification by the Chief Executive Officer of the Registrant pursuant to Rule 13a-14(a) or 15d- 14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.5	Certification by the Chief Financial Officer of the Registrant pursuant to Rule 13a-14(a) or 15d-14 of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

99.6	Certification by the Chief Executive Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.7	Certification by the Chief Financial Officer of the Registrant pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Consent of MNP LLP Toronto, Canada PCAOB ID: 1930

101	XBRL Document

104	Cover Page Interactive Data File